SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

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A. SCHULMAN INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

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 **A. Schulman Inc.**

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Notice is hereby given that the Annual Meeting of Stockholders of A. Schulman, Inc. will be held at The Hilton Inn West, 3180 West Market Street, Akron, Ohio, on Thursday, December 5, 2002 at 10:00 A.M., local time, for the purpose of considering and acting upon:

1. The election of three (3) Directors for a three-year term expiring in 2005;

2. A proposal to adopt the A. Schulman, Inc. 2002 Equity Incentive Plan;

3. The ratification of the selection by the Board of Directors of PricewaterhouseCoopers LLP as independent accountants for the fiscal year ending August 31, 2003;

4. A stockholder proposal, opposed by the Board of Directors, which is described in the accompanying Proxy Statement; and

5. The transaction of any other business which properly may come before the meeting and any adjournments thereof.

Stockholders of A. Schulman, Inc. of record at the close of business on October 15, 2002 are entitled to vote at the Annual Meeting and any adjournments thereof.

By order of the Board of Directors

JAMES H. BERICK
Secretary

Akron, Ohio
November 7, 2002

Your vote is important. Stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided which requires no postage if mailed in the United States.

TABLE OF CONTENTS



A. Schulman Inc.

3550 West Market Street
Akron, Ohio 44333

PROXY STATEMENT

November 7, 2002

The accompanying proxy is solicited by the Board of Directors of the Corporation for use at the Annual Meeting of Stockholders to be held on December 5, 2002, and any adjournments thereof.

Stockholders of record at the close of business on October 15, 2002 (the record date) will be entitled to vote at the Annual Meeting. On that date the Corporation had issued and outstanding 29,458,572 shares of Common Stock, $1.00 par value. Each such share is entitled to one vote on all matters properly coming before the Annual Meeting. At least 14,729,287 shares of Common Stock of the Corporation must be represented at the meeting in person or by proxy in order to constitute a quorum for the transaction of business.

This Proxy Statement and the accompanying form of proxy were first mailed to stockholders on November 7, 2002.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently is comprised of ten Directors. The Directors of the Corporation are divided into three classes. On October 18, 2002, the Board of Directors of the Corporation adopted a resolution decreasing the number of Directors from eleven to ten and the number of Class I Directors from four to three, due to the recent passing of Mr. Alan L. Ockene. Accordingly, Classes I and II each consist of three Directors and Class III consists of four Directors. At the Annual Meeting, three Directors of Class I are to be elected to serve for three-year terms expiring in 2005 and until their respective successors are duly elected and qualified.

Unless a stockholder requests that voting of the proxy be withheld for any one or more of the nominees for Director in accordance with the instructions set forth on the proxy, it presently is intended that shares represented by proxies will be voted for the election as Directors of the three Class I nominees named in the table below.

All nominees have consented to being named in this Proxy Statement and to serve if elected. Should any nominee subsequently decline or be unable to accept such nomination to serve as a Director, an event which the Board of Directors does not now expect, the persons voting the shares represented by proxies solicited hereby may vote such shares for a reduced number of nominees. For election as a Director, a nominee must receive the affirmative vote of the holders of a majority of shares of Common Stock represented at the Annual

Meeting in person or by proxy. Abstentions will be counted as votes cast and will count toward the determination of the presence of a quorum, but will have the same effect as a vote cast against the nominee. Broker non-votes will not be counted as votes cast, but will count toward the determination of the presence of a quorum.

The following information concerning each nominee and each Director continuing in office is based in part on information received from the respective nominees and Directors and in part on the Corporation's records.

Name of Nominee or Director	Principal Occupation During Past Five Years and Age as of October 15, 2002	First Became Director
Nominees to Serve Until 2005 Annual Meeting of Stockholders (Class I)		
Willard R. Holland [2][3][4]	Retired; formerly, Chairman of the Board of FirstEnergy Corp. (electric utility), 1996-1999; President and Chief Executive Officer, FirstEnergy Corp. since 1993; Chairman of the Board and Chief Executive Officer of FirstEnergy Corp.'s subsidiary, Pennsylvania Power Company, since 1993; formerly, Chief Operating Officer, Ohio Edison Company, 1991-1993; prior thereto Senior Vice President, Detroit Edison Company (electric utility), 1988-1991; Age 66	1995
Dr. Peggy Miller [2][4]	President, South Dakota State University since January 1998; prior thereto, Senior Fellow, National Center for Higher Education 1996-1998; President, The University of Akron 1992-1996; and Chancellor and Chief Executive Officer, Indiana University Northwest, 1984-1992; Age 65	1994
John B. Yasinsky [2][3]	Retired; formerly, Chairman and Chief Executive Officer of Omnova Solutions, Inc. (decorative and building products and performance chemicals) 1999-2001; Chairman, GenCorp., Inc. (aerospace, automotive, chemical and plastics), 1995-1999; and President and Chief Executive Officer of GenCorp., Inc., 1995-1999; Age 63	2000
Continuing Directors Serving Until 2004 Annual Meeting of Stockholders (Class III)		
Terry L. Haines [1]	President and Chief Executive Officer of the Corporation since 1991; formerly, Chief Operating Officer of the Corporation, 1990-1991; Age 56	1990

Name of Nominee or Director	Principal Occupation During Past Five Years and Age as of October 15, 2002	First Became Director
Dr. Paul Craig Roberts(2)	Columnist for *The Washington Times* since 1988 and for *Investor's Business Daily* since 1998; Chairman of Institute for Political Economy since 1985; nationally syndicated Columnist for Creators Syndicate since March 1997; formerly, Distinguished Fellow, Cato Institute, 1993-1996; Columnist for *Business Week*, 1982-1998; William E. Simon Chair in Political Economy at Center for Strategic and International Studies, 1982-1993; and Assistant Secretary of Treasury for Economic Policy, 1981-1982; Age 63	1992
James A. Karman(2)(4)	Retired; formerly Vice Chairman, RPM, Inc. (coatings, sealants and specialty chemicals)1999-2002; formerly President of RPM, Inc., 1978-1999; and Chief Financial Officer of RPM, Inc., 1982-1993; Age 65	1995
Joseph M. Gingo(3)(4)	Senior Vice President for Technology and Global Products Planning of The Goodyear Tire & Rubber Company (tire and rubber manufacturing) since 1999; formerly, Vice President and general manager of The Goodyear Tire & Rubber Company's Engineered Products business unit, 1998-1999; and Vice President of The Goodyear Tire and Rubber Company's Asia operations, 1995-1998; Age 57	2000
Continuing Directors Serving Until 2003 Annual Meeting of Stockholders (Class II)		
James S. Marlen(2)(3)	Chairman of the Board of Ameron International Corporation (construction and industrial manufacturing) since January 1995; President and Chief Executive Officer of Ameron International Corporation since June, 1993; formerly, Vice President, GenCorp., Inc. (aerospace, automotive, chemical and plastics) and President, GenCorp. Polymer Products, a subsidiary of GenCorp., Inc., 1988-1993; Age 61	1995
Rene C. Rombouts	General Manager of the Corporation's European subsidiaries since 1993 and Director of European Marketing — Manufactured Products of the Corporation since 1983; Age 64	1992
Robert A. Stefanko(1)	Chairman of the Board of the Corporation since 1991; Executive Vice President — Finance and Administration of the Corporation since 1989; Age 59	1980

(1) Member of Executive Committee

(2) Member of Audit Committee

(3) Member of Nominating Committee

(4)   Member of Compensation Committee

Mr. Haines is a Director of FirstMerit Corporation and Ameron International Corporation. Dr. Roberts is a Director of all 16 of the Value Line Mutual Funds. Dr. Miller is a Director of The Lubrizol Corporation. Mr. Marlen is a Director of Ameron International Corporation. Mr. Karman is a Director of RPM, Inc., Shiloh Industries, Inc. and Metropolitan Financial Corporation. Mr. Holland is a Director of Davey Tree Expert Company. Mr. Yasinsky is a Director of CMS Energy Corporation.

The Board of Directors has established the following committees: Executive Committee, Audit Committee, Compensation Committee and Nominating Committee.

The functions performed by the Audit Committee of the Board of Directors include: (i) recommending to the Board of Directors the appointment of a firm of independent accountants to examine the books and accounts of the Corporation and its subsidiaries; (ii) reviewing with the independent accountants the scope of their work prior to their examination; (iii) reviewing with the independent accountants the scope of their examination after it has been completed, as well as any recommendations made by the independent accountants; (iv) reviewing with the independent accountants and approving each non-audit service performed or proposed to be performed by the independent accountants, as well as the relationship of audit to non-audit fees; and (v) considering the possible effect of the non-audit services upon the independence of the accountants. The Audit Committee held two meetings during the year ended August 31, 2002. In addition, the Audit Committee Chairman reviewed with PricewaterhouseCoopers LLP and the Corporation's management, the Corporation's interim financial results prior to the filing of the Corporation's Quarterly Reports on Form 10-Q.

The Compensation Committee of the Board of Directors was established to make recommendations to the Board of Directors concerning compensation policies, salaries, grants of stock options and other forms of compensation for management and certain other employees of the Corporation. The Compensation Committee held two meetings during the year ended August 31, 2002.

The functions performed by the Nominating Committee include identifying potential directors and making recommendations as to the size, functions and composition of the Board and its committees. The Nominating Committee has no formal procedures for consideration of nominees recommended by Stockholders. The Nominating Committee held no meetings during the year ended August 31, 2002.

The Board of Directors held six meetings during the year ended August 31, 2002. All incumbent Directors attended at least 75% of the meetings of the Board of Directors and any committees thereof on which they served during the year.

Compensation of Directors

Each Director of the Corporation who is not an employee of the Corporation receives an annual Director's fee of $29,000, plus $1,300 for each Board or committee meeting attended. Further, any Director serving as a Chairman of a committee receives an additional annual fee of $3,000. Each Director has the option to defer payment of all or a specified portion of his or her Director's fees and to receive, in lieu thereof, a number of units equivalent to the amount to be paid, divided by the closing price of the Corporation's Common Stock on the last business day of the prior year. Upon surrender of the units, the Director will receive a cash payment in an amount determined by multiplying the number of units times the market price of the Common Stock on the day before the surrender date. Previously, pursuant to the Corporation's 1992 Non-Employee Directors' Stock Option Plan, on the first business day of February of each year, each non-employee Director of the Corporation received a (i) grant of an option to purchase 2,000 shares of the Common Stock of the Corporation, at an option price equal to the fair market value of such shares on the first business day preceding the date of grant, and (ii) an award of 500 restricted shares of Common Stock. The fair market value of all such restricted shares granted to the Directors on the February 1, 2002 grant date was $8,125 (based upon the $16.25 closing price of the Corporation's Common Stock on February 1, 2002). This Plan expired as of October 19, 2002, and, as a result, no further options may be granted nor may any restricted stock be awarded thereunder. Future grants of options and awards of restricted stock may be made pursuant to the proposed 2002 Equity Incentive Plan, as described herein, if such plan is approved by the Stockholders.

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AUDIT COMMITTEE REPORT

Notwithstanding anything to the contrary set forth in any of the Corporation's previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the Securities and Exchange Commission, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filing.

The Audit Committee consists of the following members of the Corporation's Board of Directors: Willard R. Holland, Dr. Peggy Miller, John B. Yasinsky, James S. Marlen, Dr. Paul Craig Roberts, and James A. Karman. Each of the members of the Audit Committee is independent as defined under Rule 4200(a)(14) of the National Association of Securities Dealers' listing standards. The Audit Committee operates under a written charter adopted by the Board of Directors. A copy of such charter was included in the Corporation's 2001 Proxy Statement.

The Audit Committee has met, reviewed and discussed the audited financial statements of the Corporation for the fiscal year ended August 31, 2002 with the Corporation's management. The Audit Committee has discussed with PricewaterhouseCoopers LLP, the Corporation's independent accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The Audit Committee also has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committee) and the Audit Committee has discussed the independence of PricewaterhouseCoopers LLP with that firm.

Based upon the Audit Committee's review and discussion noted above, the Audit Committee recommended to the Board of Directors that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended August 31, 2002 for filing with the Securities and Exchange Commission.

The Audit Committee

Willard R. Holland, Chairman
Dr. Peggy Miller
John B. Yasinsky
James S. Marlen
Dr. Paul Craig Roberts
James A. Karman

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Notwithstanding anything to the contrary set forth in any of the Corporation's previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the Securities and Exchange Commission, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filing.

This report describes the Corporation's executive compensation programs and the basis on which fiscal year 2002 compensation determinations were made by the Corporation's Compensation Committee in respect of the executive officers of the Corporation, including the Chief Executive Officer and the other executive officers named in the compensation tables in this Proxy Statement.

To ensure that the compensation program is administered in an objective manner, the Compensation Committee is comprised entirely of independent Directors. The duties of the Compensation Committee include determining the base salary level and bonus for the Chief Executive Officer and for all other executive officers, and approving the design and awards of all other elements of the executive pay program. The Compensation Committee further evaluates executive performance and addresses other matters related to executive compensation.

Compensation Policy and Overall Objectives

In determining the amount and composition of executive compensation, the Compensation Committee's goal is to provide a compensation package that will enable the Corporation to attract and retain talented executives, reward outstanding performance and link the interests of the Corporation's executives to the interests of the Corporation's shareholders. In determining actual compensation levels, the Compensation Committee considers all elements of the program in total, rather than any one element in isolation.

The Compensation Committee members believe that each element of the compensation program should target compensation levels at rates that are reflective of current market practices. Offering market-comparable pay opportunities allows the Corporation to maintain a stable, successful management team.

Competitive market data is provided periodically by an independent compensation consultant. The data provided compares the Corporation's compensation practices to those of a group of comparison companies. The Corporation's market data for compensation comparison purposes is comprised of a group of diversified manufacturing companies that have national and international business operations. The Compensation Committee reviews and approves the selection of companies used for compensation comparison purposes.

In establishing a comparison group for compensation purposes, the Compensation Committee neither bases its decisions on quantitative relative weights of various factors, nor follows mathematical formulae. Rather, the Compensation Committee exercises its discretion and makes its judgment after considering the factors it deems relevant.

The key elements of the Corporation's executive compensation are base salary, annual bonuses and long-term incentives. These key elements are addressed separately below. In determining compensation, the Compensation Committee considers all elements of an executive's total compensation package.

Base Salaries

The Compensation Committee regularly reviews each executive's base salary. Base salaries for executives initially are determined by evaluating the executives' respective levels of responsibility, prior experience, breadth of knowledge, internal equity issues and external pay practices. Increases to base salaries are driven by individual performance and Corporation profitability. Individual performance is evaluated based on sustained levels of individual contribution to the Corporation.

In determining Mr. Haines' base salary in 2002, the Compensation Committee considered the Corporation's financial performance for the prior year, Mr. Haines' individual performance and his long-term contributions to the success of the Corporation. The Compensation Committee also compares Mr. Haines' base salary to the base salaries of other chief executive officers. Mr. Haines' base salary is reported in the Summary Compensation Table below.

Annual Bonuses

The Corporation's bonus program promotes the Corporation's pay-for-performance philosophy by providing executives with direct financial incentives in the form of annual cash bonuses based on individual performance. Annual bonus opportunities allow the Corporation to communicate specific goals that are of primary importance during the coming year and motivate executives to achieve these goals.

Under the Corporation's bonus program, the Corporation established a total target award for each executive officer approximately equal to the average award provided to persons holding similar positions at comparable companies. The award was measured by stated threshold, target, and maximum percentages of salary. The executive officer's actual award was increased or decreased for the total target award based upon both Corporation and individual performance. Approximately one-half of the total target award potential was determined by the financial performance of the Corporation. This financial performance portion of the bonus was based upon (i) the world-wide performance of the Corporation for Mr. Haines, the President and Chief Executive Officer, and for the Chairman and Chief Financial Officer and (ii) the Corporation's performance in North America for all other officers. The remaining one-half of the total target award level was based upon each executive officer's individual performance. Mr. Haines' 2002 bonus award is reported in the Summary Compensation Table below.

Long-Term Incentives

Long-term incentives previously were provided pursuant to the Corporation's 1991 Stock Incentive Plan (the "1991 Plan"). The 1991 Plan expired on December 5, 2001. The Corporation has proposed adopting the 2002 Equity Incentive Plan, as described herein, in order to continue providing long-term incentives to its executives.

In keeping with the Corporation's commitment to provide a total compensation package which includes at-risk components of pay, the Compensation Committee makes annual decisions regarding appropriate stock-based grants for each executive. When determining these awards, the Compensation Committee considers the Corporation's financial performance in the prior year, the executives' respective levels of responsibility, prior experience, and historical award data, and compensation practices at the comparison companies.

Options

No stock options were granted in fiscal 2002, except for options to purchase 20,000 shares granted to Mr. Haines on October 19, 2001. These options were granted in respect of fiscal 2001, and were made pursuant to the 1991 Plan at an option price equal to the fair market value of the Corporation's Common Stock on the date of grant (which was determined under the 1991 Plan as the closing price of shares of the Corporation's Common Stock on the date prior to the date of grant). Accordingly, stock options granted in fiscal 2002 have value only if the stock price appreciates following the date the options were granted. This design focuses executives on the creation of shareholder value over the long term and encourages equity ownership of the Corporation. These stock options become exercisable at the rate of 25% per year commencing on the first anniversary of the date of grant of the option, so long as Mr. Haines remains employed by the Corporation or a subsidiary.

Mr. Haines received no options to purchase shares in fiscal 2002, except as described above. However, on October 18, 2002, Mr. Haines received options to purchase 130,000 shares at the fair market value ($13.99) of such shares on the date of grant. These options were granted in fiscal 2003 in respect of fiscal 2002 under the 2002 Equity Incentive Plan and the grant is subject to approval of such plan by the Stockholders. This grant was established after comparison to the average long-term incentive grants at the comparison companies. The Compensation Committee believes that this equity interest provides a strong link to the interest of Stockholders.

7

Future grants of stock options by the Compensation Committee may be made pursuant to the proposed 2002 Equity Incentive Plan, as described herein, if such plan is approved by the Stockholders.

Restricted Stock

No shares of restricted stock were awarded in fiscal 2002, except for an award of 3,000 shares of restricted stock made to Mr. Haines on October 19, 2001. This restricted stock was awarded in respect of fiscal 2001 and the award was made pursuant to the 1991 Plan. Such restricted stock vests five years after the date awarded. Because of its vesting requirements, restricted stock enhances the Corporation's ability to maintain a stable executive team, focused on the Corporation's long-term success. Restricted stock provides executives with an immediate link to shareholder interests. Dividends are accrued until the lapse of restrictions on the restricted stock and are paid out thereafter. Mr. Haines received no awards of restricted stock in fiscal 2002, except as described above. However, on October 18, 2002, Mr. Haines received an award of 13,000 shares of restricted stock. Such restricted stock was awarded in fiscal 2003 in respect of fiscal 2002 under the 2002 Equity Incentive Plan and the award is subject to approval of such plan by the Stockholders.

Future awards of restricted stock by the Compensation Committee may be made pursuant to the proposed 2002 Equity Incentive Plan, as described herein, if such plan is approved by the Stockholders.

The Compensation Committee:

Willard R. Holland, Chairman
Dr. Peggy Miller
Joseph M. Gingo
James A. Karman

Equity Compensation Plan Information

The following table sets forth certain information regarding the Corporation's 1991 Stock Incentive Plan and the 1992 Non-Employee Directors' Stock Option Plan. All information set forth below is as of August 31, 2002, pursuant to applicable regulations.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in (a)) (c)
Equity compensation plans approved by security holders	1,953,975	$14.75	0
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	1,953,975	$14.75	0

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COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth the compensation paid or to be paid by the Corporation and its subsidiaries in respect of services rendered during the Corporation's last three fiscal years to the Corporation's Chief Executive Officer and each of the four most highly compensated executive officers (as measured by salary and bonus) whose aggregate salary and bonus during the fiscal year ended August 31, 2002, exceeded $100,000:

SUMMARY COMPENSATION TABLE

				Long-Term Compensation		
				Awards		
Name and Principal Position	Fiscal Year	Annual Compensation(1)		Restricted Stock Award(s)	Options (#)	All Other Compensation
		Salary	Bonus			
Terry L. Haines	2002	$525,000	$363,250	$181,870(2)	130,000(3)	$ 68,484(4)
President and Chief Executive	2001	$420,000	$126,000	$195,620	95,000	$ 58,352
Officer	2000	$420,000	$126,000	$145,500	75,000	$154,296
Robert A. Stefanko	2002	$375,000	$258,750	$125,910(2)	90,000(3)	$ 53,484(4)
Chairman of the Board of Directors,	2001	$355,000	$107,000	$124,110	60,000	$ 51,852
Chief Financial Officer and Executive	2000	$355,000	$107,000	$109,125	60,000	$105,058
Vice President — Finance and Administration						
John M. Myles	2002	$162,500	$ 48,000	$ 30,778(2)	12,000(3)	$ 17,360(4)
Vice President — North American	2001	$156,000	$ 38,000	$ 30,338	16,500	$ 16,710
Purchasing	2000	$150,000	$ 37,000	$ 26,675	16,500	$ 16,110
Ronald G. Andres	2002	$155,000	$ 55,000	$ 41,970(2)	14,000(3)	$ 16,610(4)
Vice President — North	2001	$135,000	$ 34,000	$ 30,338	12,000	$ 14,610
American Manufacturing	2000	$116,780	$ 50,000	$ 26,675	12,000	$ 12,785
Alain C. Adam	2002	$153,000	$ 46,000	$ 30,778(2)	12,000(3)	$ 16,410(4)
Vice President — International	2001	$146,800	$ 34,000	$ 30,338	12,000	$ 15,790
Automotive Operations	2000	$141,200	$ 34,000	$ 26,675	12,000	$ 15,230

_____

(1) Includes amounts earned in fiscal year, whether or not deferred.

(2) No grants of restricted stock were made during fiscal 2002, except for an award of 3,000 shares of restricted stock made to Mr. Haines on October 19, 2001, in respect of fiscal 2001. However, in fiscal 2003, awards of restricted stock were made to the named executive officers in respect of fiscal 2002. These shares of restricted stock were awarded under the 2002 Equity Incentive Plan and the awards are subject to approval of such plan by the Stockholders. The amount set forth in respect of each named executive officer represents these awards of restricted stock in respect of fiscal 2002, valued at the fair market value of the Corporation's Common Stock on the date of grant ($13.99). The total number of restricted shares held and the aggregate market value at August 31, 2002 (based upon the fair market value at August 30, 2002 of $21.12) in respect of each named executive officer are as follows: Mr. Haines held 45,000 shares valued at $950,400; Mr. Stefanko held 32,000 shares valued at $675,840; Mr. Myles held 7,900 shares valued at $166,848; Mr. Andres held 7,600 shares valued at $160,512; and Mr. Adam held 7,400 shares valued at $156,288. Dividends accrue but are not paid on the restricted shares until the restrictions thereon lapse.

(3) These options were granted in fiscal 2003 in respect of fiscal 2002 under the 2002 Equity Incentive Plan and the grants are subject to approval of such plan by the Stockholders.

(4) Amounts shown include the following: Corporation contributions to Profit Sharing Plan — $17,000 for each of Messrs. Haines and Stefanko, $16,250 for Mr. Myles, $15,500 for Mr. Andres, and $15,300 for Mr. Adam; amounts accrued by the Corporation for the fiscal year ended August 31, 2002 under non-qualified profit sharing plan — $35,500 for Mr. Haines and $20,500 for Mr. Stefanko; Corporation payments of term life insurance premiums — $1,110 for each named executive officer; and Director's fees received from the Corporation's Belgian subsidiary — $14,874 for each of Messrs. Haines and Stefanko.

Stock Options

No stock options were granted to the named executive officers during fiscal 2002, except for options to purchase 20,000 shares granted to Mr. Haines on October 19, 2001. These options were granted in respect of fiscal 2001 and were made pursuant to the 1991 Plan. However, stock options were granted to the named executive officers in fiscal 2003 in respect of fiscal 2002. These options were granted pursuant to the 2002 Equity Incentive Plan, and the grants are subject to approval of such plan by the Stockholders. The following table contains information concerning the grant of stock options in respect of fiscal 2002 to the named executive officers. The amounts shown for each of the named executive officers as potential realizable values are based on arbitrarily assumed annualized rates of stock appreciation of five percent and ten percent over the full ten-year term of the options, which would result in stock prices of approximately $22.79 and $36.29, respectively. No gain to the optionees is possible without an increase in stock price which will benefit all Stockholders proportionately. Actual gains, if any, on an option exercise are dependent upon future performance of the Corporation's Common Stock and overall market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants in respect of Fiscal 2002				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for 10-Year Option Term	
Name	Options (#)Granted (1)	% of Total Options Granted to Employees for Fiscal Year(2)	Exercise or Base Price (3) ($/Sh)	Expiration Date	5%($) (4)	10%($) (4)
Terry L. Haines	130,000	20.0%	$13.99	10/18/12	$1,144,000	$2,899,000
Robert A. Stefanko	90,000	13.8%	$13.99	10/18/12	$ 792,000	$2,007,000
John M. Myles	12,000	1.8%	$13.99	10/18/12	$ 105,600	$ 267,600
Ronald G. Andres	14,000	2.2%	$13.99	10/18/12	$ 105,600	$ 267,600
Alain C. Adam	12,000	1.8%	$13.99	10/18/12	$ 123,200	$ 312,200

(1) All options for shares of Common Stock were granted pursuant to the 2002 Equity Incentive Plan and the grants are subject to approval of such plan by the Stockholders. Such options become exercisable at the rate of 33% per year commencing on the first anniversary of the date of grant of the option, so long as the optionee remains employed by the Corporation.

(2) Based on 650,000 options granted to all employees.

(3) Fair market value on the date of grant.

(4) The share price represents the price of the Common Stock if the assumed annual rates of stock price appreciation are achieved. If the named executive officers realize these values, the Corporation's Stockholders will realize aggregate appreciation in the price of the 29,458,572 shares of Common Stock outstanding of $259.2 million or $656.9 million, respectively, over the ten-year term of the options.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In the Money Options at Fiscal Year-End Exercisable/Unexercisable
Terry L. Haines	37,000	$62,160	133,750/126,250	$680,205/$1,022,595
Robert A. Stefanko	31,000	$34,980	110,000/85,000	$ 550,806/$655,675
John M. Myles	9,125	$26,810	24,500/23,375	$ 110,770/$180,310
Ronald G. Andres	5,000	$ 8,400	20,000/17,000	$ 105,734/$131,135
Alain C. Adam	6,500	$25,305	16,000/17,000	$ 76,535/$131,135

(1) Amounts shown reflect the difference between the exercise price paid by the respective executive officer for Common Stock acquired upon the exercise of options and the fair market value of the Common Stock on the date of exercise.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of October 15, 2002 in respect of beneficial ownership of shares of the Corporation's Common Stock by each Director, by each named executive officer, by all Directors and executive officers as a group, and by each person known to the Corporation to own 5% or more of its Common Stock:

Name	Amount and Nature of Beneficial Ownership(1)(2)(3)(4)	Percent of Outstanding
Directors and Executive Officers		
Robert A. Stefanko	233,662	*
Terry L. Haines	228,450	*
Rene C. Rombouts	196,775	*
John M. Myles	34,788	*
Ronald G. Andres	34,100	*
Alain C. Adam	33,623	*
Dr. Peggy Miller	4,750	*
James S. Marlen	7,750	*
Dr. Paul Craig Roberts	4,055	*
Willard R. Holland	6,750	*
James A. Karman	5,750	*
Joseph M. Gingo	2,798	*
John B. Yasinsky	2,500	*
All Directors and Executive Officers as a group (15 persons)	829,926	2.8%
5% or Greater Stockholders		
Perkins, Wolf, McDonnell & Company 310 S. Michigan Ave. Suite 2600 Chicago, Illinois 60604	3,639,885(5)	12.4%
Snyder Capital Management, L.P. Snyder Capital Management, Inc. 350 California Street Suite 1460 San Francisco, California 94104	2,382,700(6)	8.1%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue 11th Floor Santa Monica, California 90401	1,588,800(7)	5.4%

———————————

*   Less than 1% of the shares outstanding

(1)   Includes the following number of shares which are not owned, but can be purchased within 60 days upon the exercise of options granted under the Corporation's 1991 Stock Incentive Plan: 133,750 by Terry L. Haines; 110,000 by Robert A. Stefanko; 95,750 by Rene C. Rombouts; 24,500 by John M. Myles; 20,000 by Ronald G. Andres; 16,000 by Alain Adam; and 425,750 by all Directors and executive officers as a group.

(2)   Includes the following number of shares which are not owned but can be purchased within 60 days upon the exercise of options granted under the Corporation's 1992 Non-Employee Directors' Stock Option Plan: 2,750 by each of Dr. Paul Craig Roberts, Dr. Peggy Miller, Willard R. Holland, James A. Karman, and James S. Marlen; 500 by each of John B. Yasinsky and Joseph M. Gingo; and 14,750 shares by all Directors and executive officers as a group.

(3)	Includes the following number of restricted shares of Common Stock awarded under the Corporation's 1991 Stock Incentive Plan; 45,000 for Terry L. Haines, 32,000 for Robert A. Stefanko, 22,000 for Rene C. Rombouts, 7,900 for John M. Myles, 7,600 for Ronald G. Andres, 7,400 for Alain Adam; and 133,000 for all Directors and executive officers as a group.

(4)	Includes the following number of shares of restricted Common Stock awarded under the Corporation's 1992 Non-Employee Directors' Stock Option Plan: 1,000 for each of Dr. Paul Craig Roberts, Dr. Peggy Miller, Willard R. Holland, James A. Karman, James S. Marlen, John B. Yasinsky and Joseph M. Gingo, and 7,000 for all Directors and executive officers as a group.

(5)	According to its Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission on February 26, 2002, Perkins, Wolf, McDonnell & Company, a registered investment advisor, states that it beneficially owns 3,639,885 shares of the Corporation's Common Stock, that it shares voting and dispositive power in respect of 3,523,725 of such shares, and that it has sole voting and dispositive power in respect of 116,160 of such shares.

(6)	According to their Amendment No. 2 to Schedule 13G dated February, 2002, Snyder Capital Management, L.P., and Snyder Capital Management, Inc., states that they beneficially own and share dispositive power in respect of 2,382,700 shares of the Corporation's Common Stock and that they share voting power in respect of 2,154,600 of such shares.

(7)	According to its Amendment to Schedule 13G dated January 30, 2002, Dimensional Fund Advisors, Inc., a registered investment advisor, states that it beneficially owns, and has sole voting and dispositive power in respect of, 1,588,800 shares of the Corporation's Common Stock.

PERFORMANCE GRAPH

The following graph compares total stockholder returns in respect of shares of the Corporation's Common Stock over the last five fiscal years (i.e. the cumulative changes over the past five-year period of $100 invested) to the Standard & Poor's 500 Stock Index ("S&P 500") and the Standard and Poor's Specialty Chemical Group ("S&P Specialty Chemicals"). Total return values for shares of the Corporation's Common Stock, S&P 500 and S&P Specialty Chemicals were calculated based upon market weighting at the beginning of the period and include reinvestment of dividends on a quarterly basis. The stockholder returns shown on the graph below are not necessarily indicative of future performance.

The following graph shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Corporation specifically incorporates this information by reference and otherwise shall not be deemed filed under such Acts.



	8/97	8/98	8/99	8/00	8/01	8/02
A. Schulman, Inc.	$100.00	$ 74.20	$ 86.16	$ 60.34	$ 71.98	$113.69
S& P 500	$100.00	$108.12	$151.13	$175.77	$132.47	$109.06
S& P Specialty Chemicals	$100.00	$ 70.63	$ 78.22	$ 74.53	$ 90.35	$100.69

Employment Contracts and Change-In-Control Arrangements

The Corporation has employment agreements with Messrs. Haines, Stefanko, Myles, Andres and Adam and certain other senior personnel. The employment agreements of Messrs. Haines, Stefanko, Myles, Andres and Adam have an initial three-year term. Such agreements automatically are extended at the end of each month for an additional month unless prior notice of termination is given, to constitute at all times a three-year agreement; provided, however, that no such monthly extension shall occur after August 31, 2008, January 31, 2005, October 31, 2008, December 31, 2011 or November 30, 2012, respectively. The employment agreements provide that in the event employment is terminated as a result of a merger, consolidation, liquidation, or change in control (collectively, "Change in Control") of the Corporation, or for any other reason except for death, disability or for cause, the employee shall be paid a lump sum amount equal to a multiple (equal to the initial term of such agreement) of the sum of (i) the higher of his annual salary payable prior to the event causing the termination or salary payable prior to the Change in Control, plus (ii) an amount equal to the higher of his bonus earned in the preceding fiscal year or the average bonus earned in the most recent three fiscal years. In addition, upon a Change in Control, each of the employment agreements provides that the employee also will continue to receive certain insurance benefits not provided to the employee by another source after termination, for a period of time equal to the original term of such employee's employment agreement, and the employee will be paid a lump sum amount equal to the sum of (i) any unpaid annual incentive compensation previously awarded to the employee, the payment of which was contingent only upon continued employment, and (ii) a pro rata portion of his bonus for the fiscal year in which the termination occurred. If the Corporation terminates an employee's employment without cause prior to the expiration of the term of the employment agreement or prior to a Change in Control, the employee shall receive his salary for the remaining term of his employment agreement, plus a bonus each year for the remaining term of his agreement in an amount equal to fifty percent of his average annual bonus during the most recent five calendar years of employment. If the employee's employment is terminated by reason of death, the Corporation shall pay a lump sum amount equal to sixty percent of the employee's salary for twenty-four months. In addition, the amounts described above payable under the employment agreements for Messrs. Haines and Stefanko shall be "grossed up" to cover certain taxes payable by the employee on certain of the amounts paid to such employee in respect of a Change in Control of the Corporation. Notwithstanding the foregoing, in respect of the employment agreements of Messrs. Myles, Andres and Adam, the Corporation is not obligated to pay any amount which is in excess of the maximum amount which it can deduct for federal income tax purposes. These employment agreements may tend to discourage a takeover attempt of the Corporation inasmuch as a Change in Control of the Corporation could result in increased compensation expense.

The Corporation has a qualified Profit Sharing Plan (the "Profit Sharing Plan") which provides that in any year the Corporation's Board of Directors, in its discretion, may authorize the payment of contributions to the Corporation's Profit-Sharing Trust, which contributions are allocated among participants. The maximum amount which may be allocated to a participant generally is limited to the lesser of (i) $35,000 or (ii) 25% of the participant's compensation. Participation in the Profit Sharing Plan is available to all salaried employees of the Corporation (and participating subsidiaries) who are employed on the last day of the Profit Sharing Plan Year. Benefits under the Profit Sharing Plan vest in accordance with a specified formula which provides for partial vesting starting after three years of employment with the Corporation and full vesting after seven years of employment with the Corporation. The assets of the Profit-Sharing Trust are invested, and each participant's account reflects the aggregate investment performance of the Trust assets. For the fiscal year ended August 31, 2002, the amounts contributed to the Profit Sharing Plan accounts of the persons listed in the Summary Compensation Table were: $17,000 for each of Messrs. Haines and Stefanko, $16,250 for Mr. Myles, $15,500 for Mr. Andres and $15,300 for Mr. Adam.

The Corporation also has a non-qualified Profit Sharing Plan (the "Non-Qualified Plan") pursuant to which the Corporation may accrue certain amounts for the benefit of the Non-Qualified Plan's participants, in order to restore to such participants amounts not available to them under the Profit Sharing Plan due to certain limitations thereunder. Benefits under the Non-Qualified Plan vest in accordance with a specified formula which provides for partial vesting starting after three years of employment with the Corporation and full vesting after seven years of employment with the Corporation. In addition, upon a Change in Control of the Corporation, benefits become fully vested. Amounts accrued by the Corporation under the Non-Qualified Plan for the benefit of each participant reflect the investment performance which would have been realized had a corresponding amount been invested for the benefit of such participant during such year in the Profit Sharing Trust pursuant to the Profit Sharing Plan. For the fiscal year ended August 31, 2002, the amounts accrued by the Corporation pursuant to the Non-Qualified Plan for the benefit of the persons listed in the Summary Compensation Table were: Mr. Haines, $35,500; and Mr. Stefanko, $20,500.

The Corporation also has deferred compensation agreements with Messrs. Haines and Stefanko, providing for the payment of benefits for ten years following retirement, disability or death in the annual amount of $100,000 for Mr. Haines and $100,000 (under two agreements for $50,000 each) for Mr. Stefanko. The effective dates of Mr. Haines' Agreement is 1991 and of Mr. Stefanko's two agreements are 1985 and 1991. No additional benefits are payable under the agreements upon a Change in Control of the Corporation; however, payment of all of the benefits of Messrs. Haines and Stefanko will be accelerated in the event of a

14

termination of employment following certain Changes in Control. The Corporation owns and is the beneficiary of life insurance policies upon the lives of Messrs. Haines and Stefanko, in the amount of $1,000,000 each.

PROPOSAL TO APPROVE THE
2002 EQUITY INCENTIVE PLAN

At this Annual Meeting, the Stockholders will be asked to approve the A. Schulman, Inc. 2002 Equity Incentive Plan (the "2002 Plan") which was adopted by the Board of Directors of the Corporation and will become effective on December 5, 2002, subject to Stockholder approval. The purpose of the 2002 Plan is to promote the success and enhance the value of the Corporation by linking the personal interest of participants to those of Stockholders by providing participants with an incentive for outstanding performance, as well as to attract and retain non-employee Directors by supplementing their cash compensation and providing a means for them to increase their holdings of Common Stock of the Corporation.

The 2002 Plan provides for the granting of incentive stock options, nonqualified stock options and restricted stock to eligible employees and non-employee Directors. A summary of the principal provisions of the 2002 Plan is set forth below. The summary is qualified by reference to the full text of the 2002 Plan, which text is set forth in Appendix A to this Proxy Statement.

Administration

The 2002 Plan will be administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee shall have the authority to (i) select employees and non-employee Directors to whom awards are granted, (ii) determine the timing, size and types of awards, (iii) determine the terms and conditions of awards in a manner consistent with the 2002 Plan, (iv) interpret the 2002 Plan and any instrument or agreement entered into under the 2002 Plan and (v) establish such rules and regulations relating to the administration of the 2002 Plan as it deems appropriate.

Eligibility

Persons eligible to participate in the 2002 Plan include all officers and full time employees of the Corporation, its affiliates and subsidiaries, including employees who are members of the Board, and also including Directors who are not employees of the Corporation. As of October 15, 2002, approximately 2,400 persons are eligible to participate in the 2002 Plan.

Shares Available

An aggregate of 4,500,000 shares of Common Stock of the Corporation are available for grant under the 2002 Plan. The aggregate market value at October 15, 2002 of such shares was $72,000,000 (based on the fair market value of shares of Common Stock of the Corporation at October 15, 2002 of $16.00).

Awards

The 2002 Plan provides for the grant of incentive stock options, as defined under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options and restricted stock.

The option exercise price for options granted shall not be less than 100% of the fair market value of the Corporation's Common Stock on the date of grant. Stock Options may be exercised as determined by the Committee, but in no event after the tenth anniversary of the date of grant.

Upon exercise of a stock option, the purchase price must be paid in full in either cash or its equivalent or by tendering previously acquired shares of Common Stock with a fair market value at the time of exercise equal to the exercise price of the option (provided such shares have been held for at least six months prior to tender). The Committee also may allow cashless exercise or exercise by any other means that the Committee determines to be consistent with the purpose of the 2002 Plan and as permitted under applicable law.

15

A restricted stock award is the grant of shares of Common Stock, which shares are non-transferable and subject to substantial risk of forfeiture until specific conditions are met (i.e., continued employment). The restrictions will lapse in accordance with conditions determined by the Committee. During the period of restriction, the Committee may grant participants holding shares of restricted stock full voting rights in respect of such shares. If the Committee determines it appropriate, participants holding shares of restricted stock may be credited with dividends paid in respect of the underlying Common Stock during the period of restriction, and any such dividends may be subject to the same restrictions on transfer as are the shares of restricted stock.

Each option grant and restricted stock award shall be evidenced by an option agreement or restricted stock agreement, as the case may be. The option agreement shall specify the option price, the duration of the option, the number of shares of Common Stock to which the option pertains and such other provisions as the Committee shall determine. The restricted stock agreement shall specify the period or periods of restriction, the number of shares of restricted stock awarded and such other provisions as the Committee shall determine.

If the 2002 Plan is approved by the Stockholders, the following table sets forth the benefits or amounts which will be received by (i) each named officer, (ii) all current executive officers as a group, (iii) all current Directors who are not executive officers as a group, and (iv) all employees, including all current officers who are not executive officers, as a group for the last completed fiscal year:

NEW PLAN BENEFITS

2002 Equity Incentive Plan

Name and Principal Position	Dollar Value of Options(1)/Restricted Stock(2)	Number of Options/ Restricted Stock
Terry L. Haines President and Chief Executive Officer	$ 535,600/$181,870	130,000/13,000
Robert A. Stefanko Chairman of the Board of Directors, Chief Financial Officer and Executive Vice President — Finance and Administration	$ 370,800/$125,910	90,000/9,000
John M. Myles Vice President — North American Purchasing	$ 49,440/$ 30,778	12,000/2,200
Ronald G. Andres Vice President — North American Manufacturing	$ 57,680/$ 41,970	14,000/3,000
Alain C. Adam Vice President — International Automotive Operations	$ 49,440/$ 30,778	12,000/2,200
Executive Group	$1,178,320/$495,246	286,000/35,400
Non-Executive Director Group	$ 57,680/$ 48,965	14,000/3,500
Non-Executive Officer Employee Group	$1,499,680/$693,904	364,000/49,600

---

(1) Amounts shown in respect of options granted reflect the estimated present value of the grant as of the grant date using the Black-Scholes option pricing model. The following assumptions were used to estimate the grant date present value: (1) interest rate of 2.95%; (2) dividend yield of 3.86%; (3) volatility of 43.30%; and (4) options will be exercised in five years.

(2) The dollar values of shares of restricted stock represent the fair market value of the Corporation's Common Stock on the award date ($13.99).

Amendment and Termination

The Committee may amend, modify or terminate the 2002 Plan at any time; provided, however, that Stockholder approval is required for any amendment that would reprice, replace or regrant through cancellation options granted under the 2002 Plan or that would otherwise require Stockholder approval by applicable law, regulation, or stock exchange rule.

The 2002 Plan shall remain in effect until all of the shares subject to the 2002 Plan have been purchased or acquired according to the 2002 Plan's provisions, unless terminated earlier in accordance with the terms thereof.

U.S. Federal Income Tax Consequences

A participant receiving nonqualified stock options or restricted stock will not recognize taxable income at the time of grant. At the time a nonqualified stock option is exercised the participant will recognize ordinary taxable income in an amount equal to the difference between the exercise price and the fair market value of the Corporation's Common Stock on the date of exercise. The Corporation will be entitled to a concurrent deduction equal to the ordinary income recognized by the participant, provided that the Corporation satisfies applicable withholding requirements.

In the case of restricted stock, a participant will recognize ordinary taxable income (subject to withholding) in an amount equal to the fair market value of the Corporation's Common Stock on the date the restrictions lapse. The Corporation will be entitled to a corresponding deduction.

If applicable holding period requirements are met, a participant granted an incentive stock option will not recognize taxable income either at the time of grant or at the time of exercise. However, the excess of the fair market value of the Common Stock received over the option price is an item of tax preference income, potentially subject to the alternative minimum tax in the year of exercise. If shares of Common Stock acquired upon exercise of an incentive stock option are held for a minimum of two years after the date of grant and one year after the date of exercise, the gain or loss (in an amount equal to the difference between the sales price and the exercise price) upon disposition of the shares will be treated as long-term capital gain or loss and the Corporation will not be entitled to any deduction. Long-term capital gain is currently subject to tax at a maximum rate of 20% (18% in the case of property held for more than five years).

If the holding period requirement is not met, an incentive stock option will be treated as one which does not meet the requirements of the Code for incentive stock options and the tax consequences described for nonqualified stock options will apply.

Change of Control

In the event of the occurrence of certain events which constitute a change in control of the Corporation: (i) all options granted under the 2002 Plan shall become immediately exercisable; (ii) any restriction periods and restrictions imposed on restricted stock and dividends credited in respect thereof will lapse; and (iii) all options granted and restricted stock awarded under the 2002 Plan shall become non-cancelable.

Vote Required

Adoption of the 2002 Plan will require the affirmative vote of the holders of the majority of the shares of Common Stock represented at the Annual Meeting in person or by proxy. Abstentions and broker non-votes will have the same effect as votes cast against the proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE 2002 PLAN.

SELECTION OF ACCOUNTANTS

Upon the recommendation of its Audit Committee, the Board of Directors of the Corporation has selected PricewaterhouseCoopers LLP as independent accountants to examine the books, records and accounts of the Corporation and its subsidiaries for the fiscal year ending August 31, 2003. In accordance with past practice, this selection is being presented to stockholders for ratification or rejection at this Annual Meeting. The Board of Directors recommends that such selection be ratified. PricewaterhouseCoopers LLP was the independent accountant of the Corporation for the fiscal year ended August 31, 2002, and is considered by the Board of Directors to be well qualified. Representatives of PricewaterhouseCoopers LLP

17

will be present at the Annual Meeting to make a statement if they desire to do so and will be available to respond to appropriate questions.

For ratification, this proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented at the Annual Meeting in person or by proxy. Abstentions and broker non-votes will have the same effect as votes cast against the proposal. If the resolution is rejected, or if PricewaterhouseCoopers LLP declines to act or becomes incapable of action, or if its employment is discontinued, the Board will appoint other public accountants whose continued employment after the following Annual Meeting of Stockholders will be subject to ratification by stockholders.

Audit Fees

Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP in connection with its audit of the Corporation's consolidated financial statements as of and for the year ended August 31, 2002 and its limited reviews of the Corporation's unaudited consolidated interim financial statements included in the Corporation's Quarterly Reports on Form 10-Q were $607,000.

Financial Information Systems Design and Implementation Fees

PricewaterhouseCoopers LLP did not perform any services and, accordingly, did not bill the Corporation for, financial information systems design and implementation for the year ended August 31, 2002.

All Other Fees

PricewaterhouseCoopers LLP billed the Corporation aggregate fees of $559,000 for non-audit services for the year ended August 31, 2002. The fees for non-audit services primarily related to due diligence, audits of employee benefit plans and tax consulting and compliance services. The Audit Committee has considered such services and determined that the performance of such non-audit services by PricewaterhouseCoopers LLP does not affect that firm's independence.

STOCKHOLDER PROPOSAL

The following proposal was submitted by Mark Latham, a stockholder of the Corporation. Mr. Latham has informed the Corporation that his address is 268 Bush Street, #3934, San Francisco, California 94104 and that he is the owner of 302 shares of the Corporation's Common Stock.

"WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest;

WHEREAS shareowners have a common interest in obtaining sound independent advice, but often insufficient private interest to justify paying for it individually (the "free-rider" problem);

THEREFORE BE IT RESOLVED that A. Schulman, Inc. shareowners request the Board of Directors to hire a proxy advisory firm for one year, to be chosen by shareowner vote. Shareowners request the Board to take all necessary steps to enact this resolution in time to hold the vote at the year-2003 shareowner meeting, with the following features:

- To insulate advisor selection from influence by Company management, any proxy advisory firm could put itself on the ballot by paying an entry fee, declaring the price (no more than $8000) for advisory services for the coming year, and providing the address of a website describing their proposed services and qualifications.

- The winning candidate would be paid its declared price by the Company, and make advice freely available to all Company shareowners for the subsequent year, on all matters put to shareowner vote except director elections. This advice could relate to such matters as mergers, stock option plans, and shareowner proposals. (Advice on director elections is excluded to satisfy SEC rule 14a-8(i)(8).)

• Performance of the advisory firm would not be policed by Company management, but rather by gain or loss of the advisor's reputation and future business.

• Brief summary advice could be included in the Company proxy, with references to a website and/or a toll-free phone number for more detail.

• The decision of whether to hire proxy advisory firms in later years would be left open."

SUPPORTING STATEMENT SUBMITTED BY MR. LATHAM

"The proxy advisor would be paid with Company funds to give shareowners an independent professional opinion. Independence would be further enhanced by having shareowners choose the proxy advisor. This could also increase competition in the proxy advisory business, because new entrants could earn fees on a company-by-company basis, without covering thousands of companies.

From the *Wall Street Journal* (July 26, 2001) article entitled "After This Deal, Is Anyone Left to Give Advice?": '. . . Proxy Monitor Inc. has agreed to buy Institutional Shareholder Services . . . A monopoly of shareholder advice doesn't set well with some. "It's like going to a doctor and then wanting to get a second opinion, but there is no second opinion. It's a very serious matter," said Mark Schwarz, an activist shareholder and founder of hedge fund Newcastle Partners L.P. . . . [ISS] analyzes proxies and issues voting recommendations for more than 9,000 U.S. and 10,000 non-U.S. shareholder meetings each year.'

The conflicts of interest among managers, directors and shareowners are described in Robert Monks and Nell Minow's 1996 book *Watching the Watchers*, along with shareowners' "free rider" and "rational ignorance" problems.

Articles discussing the company-pay system for proxy advice are on the Corporate Monitoring website at www.corpmon.com/publications.htm."

STATEMENT OF THE BOARD OF DIRECTORS RECOMMENDING A VOTE AGAINST THE STOCKHOLDER PROPOSAL

The Board of Directors recommends a vote "Against" the proposal. The Board firmly believes that the implementation of the proposal described above would not be in the best interests of the Corporation or you, our Stockholders.

The Board consists of ten Directors, seven whom are "outside directors" not otherwise employed by the Corporation and three whom are members of management. The Corporation's Directors are experienced individuals who are familiar with the Corporation's business and the markets in which the Corporation operates. Each Director brings his or her unique business experience to the Corporation. Each Director, working together and with management and well-qualified outside consultants, thoroughly and regularly evaluates the Corporation's strategies for maximizing Stockholder value and makes recommendations to management, and ultimately you, our Stockholders, based upon such evaluations. The Board of Directors believes it is in the best position to make informed recommendations to the Corporation's Stockholders in respect of matters to be voted upon. Adding the advice of an outside, unsupervised and possibly randomly selected firm (at the Corporation's expense) would not assist the Board in furthering the Corporation's objectives or otherwise be in the Stockholder's best interests.

The proposal described above calls for the Corporation to hire a proxy advisory firm without screening or review of the quality of the firm or its work product or without any due diligence as to its general or industry-specific business experience. The Board of Directors and management, on the other hand, select the Corporation's advisors, including its independent auditors, based on a thorough review process. The Board of Directors does not believe it is in the best interests of our Stockholders for the Corporation to spend funds to hire a proxy advisory firm without first evaluating the need for such advice and the quality of the firm's work, its recommendations and the process by which such recommendations are made.

The Board of Directors is committed to providing you, our Stockholders, with useful voting recommendations and high quality information on which to base your voting decisions. The Board of Directors takes its responsibility seriously and its only agenda is furthering the interests of the Corporation and its Stockholders. The Board of Directors does not believe that the Corporation should provide an open forum in our proxy materials for an unknown and unsupervised proxy advisory firm at our Stockholder's ultimate expense.

The Board of Directors believes that you, our Stockholders, should allow the Board of Directors to continue to perform its duties by providing sound and well-reasoned recommendations for this Corporation's future courses of action.

REQUIRED VOTE

The approval of Mr. Latham's proposal requires the affirmative vote of a majority of the shares of Common Stock of the Corporation represented at the meeting in person or by proxy. Abstentions and broker non-votes will have the same effect as a vote cast against the proposal.

THEREFORE, FOR ALL OF THE REASONS STATED ABOVE, THE BOARD OF DIRECTORS URGES STOCKHOLDERS TO VOTE "AGAINST" THIS PROPOSAL.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's officers and Directors, and persons who own more than 10% of the Corporation's Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. All such persons timely filed their respective reports during the year ended August 31, 2002.

OTHER MATTERS

The Board of Directors knows of no matters to be presented for action at the Annual Meeting other than those described in this Proxy Statement. Should other matters come before the meeting, the shares represented by proxies solicited hereby will be voted in respect thereof in accordance with the best judgment of the proxy holders.

GENERAL INFORMATION

Voting of Proxies

Shares represented by properly executed proxies will be voted at the meeting, and if a Stockholder has specified how the shares represented thereby are to be voted, they will be voted in accordance with such specification. It is intended that shares represented by proxies on which no specification has been made will be voted (i) for the election of Directors, (ii) for approval of the 2002 Equity Incentive Plan, (iii) for the ratification of the selection of the independent accountants and (iv) against the stockholder proposal.

Stockholder Proposals

Proposals of Stockholders intended to be presented in accordance with Rule 14a-8 of the Securities and Exchange Commission at the next Annual Meeting of Stockholders, presently scheduled for December 9, 2003, must be received by the Corporation no later than July 12, 2003 for consideration for inclusion in the Proxy Statement and form of proxy for that meeting. Proposals of Stockholders intended to be presented outside of the requirements of such Rule at such Annual Meeting must be received by the Corporation by September 25, 2003.

Revocation of Proxies

A proxy may be revoked at any time before a vote is taken or the authority granted is otherwise exercised. Revocation may be accomplished by the execution of a later proxy with regard to the same shares or by giving notice in writing or in open meeting.

Solicitation of Proxies

The cost of soliciting the accompanying proxies will be borne by the Corporation. The Corporation may reimburse brokers, nominees, fiduciaries and custodians their reasonable expenses for sending proxy material to principals and obtaining their instructions. In addition to solicitation by mail, proxies may be solicited in person, by telephone or telegraph or by officers, Directors and regular employees of the Corporation. Further, the Corporation has retained Georgeson Shareholder to perform solicitation services in connection with this proxy statement. For such services, Georgeson Shareholder will receive a fee of approximately $7,000 and will be reimbursed for certain out-of-pocket expenses and indemnified against certain liabilities incurred in connection with this proxy solicitation.


By order of the Board of Directors

JAMES H. BERICK
Secretary


November 7, 2002

A. SCHULMAN, INC.
2002 EQUITY INCENTIVE PLAN

ARTICLE 1.

ESTABLISHMENT, PURPOSE, AND DURATION

1.1 *Establishment.* A. Schulman, Inc., a Delaware corporation (hereinafter referred to as the "Company"), establishes an incentive compensation plan to be known as the 2002 Equity Incentive Plan (hereinafter referred to as the "Plan"), as set forth in this document.

The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock, Restricted Stock Units, and Director Deferred Units.

The Plan shall become effective as of December 5, 2002 (the "Effective Date") and shall remain in effect as provided in Section 1.3 hereof.

1.2 *Purpose of the Plan.* The purpose of the Plan is to promote the long-term interests of the Company and its stockholders by strengthening the Company's ability to attract, motivate, and retain Employees of the Company upon whose judgment, initiative, and efforts the financial success and growth of the business of the Company largely depend, and to provide an additional incentive for such individuals through stock ownership and other rights that promote and recognize the financial success and growth of the Company and create value for stockholders.

1.3 *Duration of the Plan.* The Plan shall commence as of the Effective Date, as described in Section 1.1 hereof, and shall remain in effect, subject to the right of the Committee to amend or terminate the Plan at any time pursuant to Article 13 hereof, until all Shares subject to it shall have been purchased or acquired according to the Plan's provisions.

ARTICLE 2.

DEFINITIONS

Whenever used in the Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.

2.1 *"Affiliate"* shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations of the Exchange Act.

2.2 *"Award"* means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock, Restricted Stock Units, and Director Deferred Units.

2.3 *"Award Agreement"* means either (i) an agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to Awards granted under this Plan, or (ii) a statement issued by the Company to a Participant describing the terms and provisions of such Award.

2.4 *"Beneficial Owner"* or *"Beneficial Ownership"* shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.5 *"Board"* or *"Board of Directors"* means the Board of Directors of the Company.

2.6 *"Change in Control"* shall be deemed to have occurred as of the first day that any one or more of the following conditions have been satisfied:

(a) Any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing twenty-five percent (25%) or more of either the then outstanding Shares of common stock of the Company or the combined voting power of the Company's then outstanding securities; or

(b) The following individuals cease for any reason to constitute a majority of the number of Directors then serving: individuals who, on the date hereof, constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to, a consent solicitation relating to the election of Directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors on the date hereof or whose appointment, election, or nomination for election was previously so approved; or

(c) The stockholders of the Company approve a merger or consolidation of the Company with any other corporation or approve the issuance of voting securities of the Company in connection with a merger or consolidation of the Company (or any direct or indirect subsidiary of the Company) pursuant to applicable stock exchange requirements, other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, at least seventy-five percent (75%) of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Subsidiaries other than in connection with the acquisition by the Company or its Subsidiaries of a business) representing twenty-five percent (25%) or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company's then outstanding securities; or

(d) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least seventy-five percent (75%) of the combined voting power of the voting securities of which are owned by stockholders in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, no "Change in Control" shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the common Stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

Further, notwithstanding the foregoing, any event or transaction which would otherwise constitute a Change in Control (a "Transaction") shall not constitute a Change in Control for purposes of this Plan if, with respect to a Participant, if the Participant participates as an equity investor in the acquiring entity or any of its Affiliates (the "Acquiror"). For purposes of the preceding sentence, such Participant shall not be deemed to have participated as an equity investor in the Acquiror by virtue of (i) obtaining Beneficial Ownership of any equity interest in the Acquiror as a result of the grant to the Participant of an incentive compensation award under one or more incentive plans of the Acquiror (including, but not limited to, the conversion in connection with the Transaction of incentive compensation awards of the Company into incentive compensation awards of the Acquiror), on terms and conditions substantially equivalent to those applicable to other executives of the Company immediately prior to the Transaction, after taking into account normal differences attributable to job responsibilities, title and similar matters; (ii) obtaining Beneficial Ownership of any equity interest in the Acquiror on terms and conditions substantially equivalent to those obtained in the Transaction by all other stockholders of the Company; or (iii) passive ownership of less than three percent (3%) of the stock of the Acquiror.

2.7　　*"Code"* means the U.S. Internal Revenue Code of 1986, as amended from time to time.

2.8　　*"Committee"* means the Compensation Committee of the Board.

2.9　　*"Company"* means A. Schulman, Inc., a Delaware corporation, and any successor thereto as provided in Article 15 herein.

2.10　　*"Covered Employee"* means a Participant who is a "Covered Employee," as defined in Code Section 162(m) and the regulations promulgated under Code Section 162(m), or any successor statute.

2.11　　*"Director"* means any individual who is a member of the Board of Directors of the Company.

2.12　　*"Director Deferred Unit"* means an Award granted to a nonemployee Director pursuant to Article 8 herein.

2.13　　*"Disability"* means a permanent and total disability, within the meaning of Code Section 22(e)(3), as determined by the Committee in good faith, upon receipt of sufficient competent medical advice from one or more individuals, selected by the Committee, who are qualified to give professional medical advise.

2.14　　*"Employee"* means any Employee of the Company, its Affiliates, and/or Subsidiaries.

2.15　　*"Exchange Act"* means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.16　　*"Extraordinary Items"* means (i) extraordinary, unusual, and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) changes in tax or accounting regulations or laws; or (iv) the effect of a merger or acquisition, all of which must be identified in the audited financial statements, including footnotes, or Management Discussion and Analysis section of the Company's annual report.

2.17　　*"Fair Market Value"* means a price to be determined by the Committee, that is at or within the range of the high and low selling prices of a Share on the NASDAQ on the date in question or, if no sales of Shares were made on said exchange on such date, on the next preceding day on which sales were made on such exchange.

2.18　　*"Incentive Stock Option"* or "ISO" means an Option to purchase Shares granted under Article 6 herein and that is designated as an Incentive Stock Option and that is intended to meet the requirements of Code Section 422, or any successor provision.

2.19　　*"Insider"* shall mean an individual who is, on the relevant date, an officer, Director, or more than ten percent (10%) Beneficial Owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Board in accordance with Section 16 of the Exchange Act.

2.20　　*"Nonqualified Stock Option"* or *"NQSO"* means an Option that is not intended to meet the requirements of Code Section 422, or that otherwise does not meet such requirements.

2.21　　*"Option"* means an Incentive Stock Option or a Nonqualified Stock Option, as described in Article 6 herein.

2.22　　*"Option Price"* means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.23　　*"Participant"* means an Employee or Director of the Company who has been selected to receive an Award or who has an outstanding Award granted under the Plan.

2.24　　*"Performance-Based Compensation"* means an Award that is qualified as Performance-Based Compensation under Code Section 162(m).

2.25　　*"Performance Measures"* means measures as described in Article 9, the attainment of which may determine the degree of payout and/or vesting with respect to Awards.

2.26   *"Performance Period"* means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.

2.27   *"Period of Restriction"* means the period when Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, at its discretion), as provided in Article 7 herein.

2.28   *"Person"* shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Subsidiaries; (ii) a trustee or other fiduciary holding securities under any employee benefit plan of the Company or any of its Subsidiaries; (iii) an underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

2.29   *"Plan Year"* means the Company's fiscal year.

2.30   *"Retirement"* shall have the meaning set forth in A. Schulman, Inc. Employees' Profit Sharing Trust

2.31   *"Restricted Stock"* means an Award granted to a Participant pursuant to Article 7 herein.

2.32   *"Restricted Stock Unit"* means an Award granted to a Participant pursuant to Article 7 herein.

2.33   *"Share"* means a Share of common stock of the Company, $1.00 par value per Share.

2.34   *"Subsidiary"* means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, a proprietary interest of more than twenty percent (20%) by reason of stock ownership or otherwise.

ARTICLE 3.

ADMINISTRATION

3.1   *General.* The Committee shall be responsible for administering the Plan. The Committee may employ attorneys, consultants, accountants, and other persons, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, and all other interested persons.

3.2   *Authority of the Committee.* The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Plan and to determine eligibility for Awards and to adopt such rules, regulations, and guidelines for administering the Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions and, subject to Article 13, adopting modifications and amendments to the Plan or any Award Agreement, including without limitation, any that are necessary to comply with the laws of the countries in which the Company, its Affiliates, and/or its Subsidiaries operate.

3.3   *Delegation.* The Committee may delegate to one or more of its members or to one or more agents or advisors such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following: (a) designate Employees of the Company, its Affiliates, and/or its Subsidiaries to be recipients of Awards; and (b) determine the size of the Award; provided, however, the Committee shall not delegate such responsibilities to any such officer for Awards granted to an Employee that is considered an elected officer of the Company.

ARTICLE 4.

SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

4.1 *Number of Shares Available for Awards.* Subject to adjustment as provided in Section 4.2 herein, the number of Shares hereby reserved for issuance to Participants under the Plan shall be four million five hundred thousand (4,500,000), no more than five hundred thousand (500,000) of the reserved Shares may be granted in the form of Awards other than in the form of Options.

Any Shares related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, are settled in cash in lieu of common stock, or are exchanged with the Committee's permission for Awards not involving common stock, shall be available again for grant under the Plan. Moreover, if the Option Price of any Option granted under the Plan or the tax withholding requirements with respect to any Award granted under the Plan are satisfied by tendering Shares to the Company (by either actual delivery or by attestation), only the number of Shares issued net of the Shares tendered will be deemed delivered for purposes of determining the maximum number of Shares available for delivery under the Plan. The maximum number of Shares available for issuance under the Plan shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional Shares or credited as additional Restricted Stock, Restricted Stock Units, or Director Deferred Units. In addition, the Committee, in its discretion, may establish any other appropriate methodology for calculating the number of Shares issued pursuant to the Plan. The Shares available for issuance under the Plan may be authorized and unissued shares or treasury shares.

Unless and until the Committee determines that an Award to a Covered Employee shall not be designed to qualify as Performance-Based Compensation, the following limits ("Award Limits") shall apply to grants of such Awards under the Plan:

(a) *Options*: The maximum aggregate number of Shares that may be granted in the form of Options, pursuant to any Award granted in any one Plan Year to any one Participant shall be five hundred thousand (500,000).

(c) *Restricted Stock or Restricted Stock Units*: The maximum aggregate grant with respect to Awards of Restricted Stock or Restricted Stock Units granted in any one Plan Year to any one Participant shall be two hundred thousand (200,000).

4.2 *Adjustments in Authorized Shares.* In the event of any corporate event or transaction (including, but not limited to, a change in the shares of the Company or the capitalization of the Company) such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of the Company, combination of shares, exchange of shares, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to stockholders of the Company, or any similar corporate event or transaction, the Committee, in its sole discretion, in order to prevent dilution or enlargement of Participants' rights under the Plan, shall substitute or adjust, in an equitable manner, as applicable, the number and kind of Shares that may be issued under the Plan, the number and kind of Shares subject to outstanding Awards, the Option Price applicable to outstanding Awards, the Award Limits, and other value determinations applicable to outstanding Awards.

Appropriate adjustments may also be made by the Committee in the terms of any Awards under the Plan to reflect such changes or distributions and to modify any other terms of outstanding Awards on an equitable basis, including modifications of performance goals and changes in the length of Performance Periods. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan.

Subject to the provisions of Article 12, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate.

ARTICLE 5.

ELIGIBILITY AND PARTICIPATION

5.1   *Eligibility.* Individuals eligible to participate in this Plan include all Employees and members of the Board of Directors of the Company.

5.2   *Actual Participation.* Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award.

ARTICLE 6.

STOCK OPTIONS

6.1   *Grant of Options.* Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee. In addition, ISOs may not be granted following the ten-year (10) anniversary of the date on which the Company's Board of Directors adopts the Plan, which is October 18, 2002.

6.2   *Award Agreement.* Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and such other provisions as the Committee shall determine which are not inconsistent with the terms of the Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or an NQSO.

6.3   *Option Price.* The Option Price for each grant of an Option under this Plan shall be as determined by the Committee; provided, however, the Option Price shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted. Notwithstanding the foregoing, for Options granted to Participants outside the United States, the Committee, in order to utilize a locally available tax advantage, has the authority to grant Options at a price that is less than the Fair Market Value of a Share on the date of grant.

6.4   *Duration of Options.* Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, no Option shall be exercisable later than the tenth (10th) anniversary date of its grant.

6.5   *Exercise of Options.* Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.6   *Payment.* Options granted under this Article 6 shall be exercised by the delivery of notice of exercise to an agent designated by the Company or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

The Option Price upon exercise of any Option shall be payable to the Company in full either: (a) in cash or its equivalent, (b) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price (provided that the Shares that are tendered must have been held by the Participant for at least six (6) months prior to their tender to satisfy the Option Price or have been purchased on the open market), (c) by a combination of (a) and (b), or (d) any other method approved by the Committee in its sole discretion.

The Committee also may allow cashless exercise as permitted under the Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or by any other means which the Committee determines to be consistent with the Plan's purpose and applicable law.

Subject to any governing rules or regulations, as soon as practicable after receipt of notification of exercise and full payment, the Company shall deliver to the Participant evidence of book entry Shares, or upon the Participant's request, Share certificates in an appropriate amount based upon the number of Shares purchased under the Option(s).

Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid in United States dollars.

6.7   *Restrictions on Share Transferability.* The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

6.8   *Termination of Employment.* Each Participant's Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment with the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Options issued pursuant to this Article 6, and may reflect distinctions based on the reasons for termination.

6.9   *Transferability of Options.*

(a)   *Incentive Stock Options.* No ISO granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

(b)   *Nonqualified Stock Options.* Except as otherwise provided in a Participant's Award Agreement, no NQSO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

During his or her lifetime, only the Participant shall have the right to exercise the Options. After the Participant's death, the Participant's estate or beneficiary shall have the right to exercise such Options.

6.10   *Notification of Disqualifying Disposition.* If any Participant shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

ARTICLE 7.

RESTRICTED STOCK AND RESTRICTED STOCK UNITS

7.1   *Grant of Restricted Stock or Restricted Stock Units.* Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock and/or Restricted Stock Units to Participants in such amounts as the Committee shall determine. Restricted Stock Units shall be similar to Restricted Stock except that no Shares are actually awarded to the Participant on the date of grant.

7.2   *Restricted Stock or Restricted Stock Unit Agreement.* Each Restricted Stock and/or Restricted Stock Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine.

7.3   *Transferability.* Except as provided in this Article 7, the Shares of Restricted Stock and/or Restricted Stock Units granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Award Agreement (and in the case of Restricted Stock Units until the date of delivery or other payment), or upon earlier satisfaction of any other conditions, as specified by the Committee, in its sole discretion, and set forth in the Award Agreement.

7.4   *Other Restrictions.* The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable federal or state securities laws.

To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

Except as otherwise provided in this Article 7, Shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse, and Restricted Stock Units shall be paid in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion shall determine.

7.5   *Voting Rights.* To the extent permitted or required by law, as determined by the Committee, Participants holding Shares of Restricted Stock granted hereunder may be granted the right to exercise full voting rights with respect to those Shares during the Period of Restriction. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

7.6   *Dividends and Other Distributions.* During the Period of Restriction, Participants holding Shares of Restricted Stock or Restricted Stock Units granted hereunder may, if the Committee so determines, be credited with dividends paid with respect to the underlying Shares or dividend equivalents while they are so held in a manner determined by the Committee in its sole discretion. The Committee may apply any restrictions to the dividends or dividend equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, Shares, Restricted Stock, or Restricted Stock Units.

7.7   *Termination of Employment.* Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Restricted Stock and/or Restricted Stock Units following termination of the Participant's employment with the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

7.8   *Section 83(b) Election.* The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company.

ARTICLE 8.

NONEMPLOYEE DIRECTOR DEFERRED UNITS

8.1   *Director Deferred Units.* Subject to the terms and provisions of the Plan, each nonemployee Director may elect to defer payment of all, or a specified portion (in twenty-five percent (25%) increments), of such Director's total compensation for service in the capacity as a Director for such year (the "Deferral Percentage").

8.2   *Determination of Units.* In lieu of the deferred amount of fees to be paid to an eligible Director, the Director shall receive a number of Director Deferred Units equal to the quotient of (a) the product of (1) the amount of Director's fees to be paid to the participant, multiplied by (2) the Deferred Percentage, divided by (b) the Fair Market Value of the Shares on the last business day of the year immediately preceding the year in question.

8.3   *Time of Deferral Election.* An election to defer must be made, to the Assistant Secretary of the Company, no later than the last day of the year immediately preceding the year the compensation is to be earned.

8.4   *Irrevocable Deferral Election.* All deferral elections shall be irrevocable.

8.5   *Vesting of Deferrals.* All Director Deferred Units under this Article 8 shall be one hundred percent (100%) vested at the time of such deferral.

8.6   *Voting Rights.* A Director shall have no voting rights with respect to any Director Deferred Units granted hereunder.

8.7   *Transferability.* Director Deferred Units granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the date of delivery or other payment.

8.8   *Dividends and Other Distributions.* Director Deferred Units shall be credited with dividends paid with respect to the underlying Shares or dividend equivalents while they are so held in a manner determined by the Committee in its sole discretion. The Committee may apply any restrictions to the dividends or dividend equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents.

8.9   *Surrender of Units.* Each Director's Units shall be surrendered upon such Director's death, permanent disability (as determined by the Board of Directors), retirement from the Board of Directors, or removal from the Board of Directors.

8.10   *Payment.* In exchange for the surrender of the Director Deferred Units, the Company shall pay to the Director, in cash, an amount equal to the product of (a) the number of Director Deferred Units held by such Director, multiplied by (b) the Fair Market Value of the Shares on the date immediately preceding such Director's termination of service.

ARTICLE 9.

PERFORMANCE MEASURES

Unless and until the Committee proposes for stockholder vote and the stockholders approve a change in the general Performance Measures set forth in this Article 9, the performance goals upon which the payment or vesting of an Award to a Covered Employee that is intended to qualify as Performance-Based Compensation shall be limited to the following Performance Measures:

(a) Net earnings;

(b) Earnings per share;

(c) Net sales growth;

(d) Net income (before or after taxes);

(e) Net income growth;

(f) Net operating profit;

(g) Return measures (including, but not limited to, return on assets, capital, equity, or sales);

(h) Cash flow (including, but not limited to, operating cash flow and free cash flow);

(i) Cash flow return on capital;

(j) Earnings before or after taxes, interest, depreciation, and/or amortization;

(k) Gross or operating margins;

(l) Productivity ratios;

(m) Share price (including, but not limited to, growth measures and total stockholder return);

(n) Expense targets; and

(o) Margins.

Any Performance Measure(s) may be used to measure the performance of the Company as a whole or any business unit of the Company or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Article 9.

The Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year, (f) acquisitions or divestitures, and (g) foreign exchange gains and losses. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

Awards that are designed to qualify as Performance-Based Compensation, and that are held by Covered Employees, may not be adjusted upward. The Committee shall retain the discretion to adjust such Awards downward.

In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Measures without obtaining stockholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining stockholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m).

ARTICLE 10.

BENEFICIARY DESIGNATION

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

ARTICLE 11.

RIGHTS OF PARTICIPANTS

11.1 *Employment.* Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Affiliates, and/or its Subsidiaries, to terminate any Participant's employment at any time or for any reason not prohibited by law, nor confer upon any Participant any right to continue his or her employment for any specified period of time.

Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, its Affiliates, and/or its Subsidiaries and, accordingly, subject to Article 3 and Section 13.1, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company, its Affiliates, and/or its Subsidiaries.

11.2 *Participation.* No individual shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

11.3 *Rights as a Stockholder.* A Participant shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

ARTICLE 12.

CHANGE IN CONTROL

12.1 *Change in Control of the Company.* Upon the occurrence of a Change in Control, unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or national securities exchanges, or unless the Committee shall determine otherwise in the Award Agreement:

(a) Any and all Options granted hereunder shall become immediately vested and exercisable; additionally, if a Participant's employment is terminated for any other reason except cause within three (3) months prior to such Change in Control or within twelve (12) months subsequent to such Change in Control, the Participant shall have until the earlier of: (i) thirty-six (36) months following such termination date, or (ii) the expiration of the Option to exercise any such Option;

(b) Any Period of Restriction and restrictions imposed on Restricted Stock or Restricted Stock Units shall lapse;

(c) The maximum payout opportunities attainable under all outstanding Awards of performance-based Restricted Stock and performance-based Restricted Stock Units shall be deemed to have been fully earned as of the effective date of the Change in Control;

(i) The vesting of all Awards denominated in Shares shall be accelerated as of the effective date of the Change in Control, and shall be paid out to Participants within thirty (30) days following the effective date of the Change in Control. The Committee has the authority to pay all or any portion of the value of the Shares in cash;

(ii) Awards denominated in cash shall be paid to Participants in cash within thirty (30) days following the effective date of the Change in Control; and

(f) All Awards shall become Noncancellable. For purposes of this Article 12.1, "Noncancellable" shall mean the Awards cannot be cancelled without the Participant receiving appropriate compensation, with such appropriate compensation determined by the Committee.

ARTICLE 13.

AMENDMENT, MODIFICATION, SUSPENSION, AND TERMINATION

13.1   *Amendment, Modification, Suspension, and Termination.* The Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate the Plan in whole or in part. Notwithstanding anything herein to the contrary, without the prior approval of the Company's stockholders, Options issued under the Plan will not be repriced, replaced, or regranted through cancellation, or by lowering the exercise price of a previously granted Option. No amendment of the Plan shall be made without stockholder approval if stockholder approval is required by law, regulation, or stock exchange rule.

13.2   *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.2 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan.

13.3   *Awards Previously Granted.* Notwithstanding any other provision of the Plan to the contrary, no termination, amendment, suspension, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

ARTICLE 14.

WITHHOLDING

14.1   *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

ARTICLE 15.

SUCCESSORS

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

ARTICLE 16.

GENERAL PROVISIONS

16.1   *Forfeiture Events.* The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of employment for cause, violation of material Company, Affiliate, and/or Subsidiary policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company, its Affiliates, and/or its Subsidiaries.

16.2   *Legend.* The certificates for Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

16.3   *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

16.4   *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

16.5   *Requirements of Law.* The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

16.6   *Securities Law Compliance.* With respect to Insiders, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successor under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

16.7   *Listing.* The Company may use reasonable endeavors to register Shares allotted pursuant to the exercise of an Award with the United States Securities and Exchange Commission or to effect compliance with the registration, qualification, and listing requirements of any national securities laws, stock exchange, or automated quotation system.

16.8   *Delivery of Title.* The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:

(a) Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b) Completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

16.9   *Inability to Obtain Authority.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

16.10   *Employees Based Outside of the United States.* Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company, its Affiliates, and/or its Subsidiaries operate or have Employees, the Committee, in its sole discretion, shall have the power and authority to:

(a) Determine which Affiliates and Subsidiaries shall be covered by the Plan;

(b) Determine which Employees outside the United States are eligible to participate in the Plan;

(c) Modify the terms and conditions of any Award granted to Employees outside the United States to comply with applicable foreign laws;

(d) Establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 16.10 by the Committee shall be attached to this Plan document as appendices; and

(e) Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.

Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law, or governing statute or any other applicable law.

16.11   *Uncertificated Shares.* To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

16.12   *Unfunded Plan.* Participants shall have no right, title, or interest whatsoever in or to any investments that the Company may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan. The Plan is not subject to ERISA.

16.13   *No Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

16.14   *Retirement and Welfare Plans.* The value of compensation paid under this Plan will not be included as "compensation" for purposes of computing the benefits payable to any participant under the Company's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a participant's benefit.

16.15   *Governing Law.* The Plan and each Award Agreement shall be governed by the laws of the State of Ohio, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under the Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Ohio, to resolve any and all issues that may arise out of or relate to the Plan or any related Award Agreement.

16.16   *Plan Approval.* This Plan shall become effective upon adoption of the Plan by the Board or stockholder approval of such Plan, whichever occurs first.

DETACH CARD

PROXY

A. SCHULMAN, INC.

This Proxy is Solicited on Behalf of The Board of Directors

The undersigned hereby appoints TERRY L. HAINES, ROBERT A. STEFANKO, and JAMES H. BERICK and each of them as Proxies, each with the full power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated below, all the shares of Common Stock of A. Schulman, Inc. held of record by the undersigned on October 15, 2002 at the annual meeting of Stockholders to be held on December 5, 2002 and at any adjournments thereof.

You are encouraged to specify your choices by marking the appropriate boxes, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The Proxies cannot vote your shares unless you sign and return this Card.

1. Election of Class I Directors

☐ FOR all nominees listed *(except as marked to the contrary below).*

☐ WITHHOLD AUTHORITY to vote for all nominees listed below.

Nominees: Willard R. Holland, Dr. Peggy Miller and John B. Yasinsky

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the space provided below.)

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2. To approve the proposal to adopt the A. Schulman, Inc. 2002 Equity Incentive Plan.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. To ratify the selection of PricewaterhouseCoopers LLP as independent accountants for the fiscal year ending August 31, 2003.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. To approve a Stockholder proposal that the Board of Directors hire a proxy advisory firm.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(Continued and to be signed on reverse side.)

(Continued from the other side)

5. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. This proxy when properly executed will be voted in the manner directed herein.

The Board of Directors recommends a vote FOR proposals 1, 2 and 3 and AGAINST proposal 4 and if no direction is made, this proxy will be so voted.

Your signature on this proxy is your acknowledgment of receipt of the Notice of Meeting and Proxy Statement.

Dated: _____ , 2002

_____

Signature

_____

(Signature if held jointly)

NOTE: Please sign exactly as name appears above. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give title as such. If shareholder is a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY, USING THE ENCLOSED ENVELOPE.